Act: 33
Section:
Rule: Schedule B
Public
Availability: 4-28-04

April 28, 2004

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Bolivarian Republic of Venezuela
Incoming letter dated April 6, 2004

Based on the facts presented, this Division would raise no objection if the Bolivarian Republic of Venezuela files with the Commission annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and if the Bolivarian Republic of Venezuela incorporates by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Michael Coco
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2004

Mark H. Stumpf
Arnold & Porter LLP
555 Twelfth Street, NW
Washington, DC 20004-1206

Re: Bolivarian Republic of Venezuela

Dear Mr. Stumpf:

In regard to your letter of April 6, 2004 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

ARNOLD & PORTER LLP

Mark H. Stumpf
Mark_Stumpf@aporter.com

202.942.5575
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

1934 Act/FORM 18-K

April 6, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Paul M. Dudek, Esq.
Office of International Corporate Finance
Division of Corporation Finance

Re: Bolivarian Republic of Venezuela

Dear Mr. Dudek:

We are writing on behalf of the Bolivarian Republic of Venezuela ("Venezuela") to request an interpretive letter allowing Venezuela, in connection with its offerings of securities in the United States, (i) to file voluntarily with the Securities and Exchange Commission (the "Commission") Annual Reports on Form 18-K under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (ii) to amend from time to time such Annual Reports by filing Form 18-K/A's under the Exchange Act and (iii) to incorporate such filings into registration statements on Schedule B, including shelf registration statements, filed by Venezuela with the Commission for the purpose of complying with the registration requirements under the Securities Act of 1933, as amended (the "Securities Act").

We believe that the disclosure procedure described below would facilitate the process by which Venezuela conducts public offerings of its debt securities in the United States and is in accordance with previous no-action letters issued by the staff of the Division of Corporation Finance to other issuers filing registration statements on Schedule B, including the letters issued to the Government of Jamaica (available May 22, 2002), Republic of Italy (available February 4, 2002), Province of Nova Scotia (available November 1, 1999), Republic of Turkey (available October 19, 1999), Republic of South Africa (available October 4, 1999), Republic of Panama (available March 25, 1998), Federative Republic of Brazil (available May 15, 1997), State of Israel (available November 30, 1995), Commonwealth of Australia (available April 4, 1995), Republic of Portugal (available July 22, 1994), and United Mexican States (available February 25, 1994).

Present Procedures

Venezuela is a "seasoned" Schedule B issuer eligible to use the procedures for delayed and continuous offerings of securities set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").

In accordance with the Release, Venezuela currently has on file with the Commission a shelf registration statement (Registration No. 333-112250, declared effective on February 5, 2004), which includes a basic prospectus containing all of the information required by Schedule B of the Securities Act and other information deemed material to investors. The basic prospectus is required to be updated under currently applicable rules at least annually, and to be distributed to prospective dealers and investors as required by the Release. Specific securities would be offered by a prospectus supplement (or, under certain circumstances, by a prospectus supplement and a pricing supplement, or "sticker") containing the terms of the offering and a description of any material recent developments. The prospectus supplement (and any applicable pricing supplement), together with the basic prospectus, would be delivered to purchasers and all necessary filings would be made pursuant to Rule 424 under the Securities Act.

The Proposal

Venezuela hereby requests an interpretive letter approving the implementation of the following procedures:

1. Venezuela would annually file Annual Reports on Form 18-K with the Commission during periods when it desires to have access to shelf registration procedures. Such Annual Reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K and (ii) as an additional exhibit or exhibits thereto, any additional information required by Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting description of Venezuela would be substantially as comprehensive as that currently included in Venezuela's basic prospectus (on pages 1 to 133), and such information would be presented in substantially the same format as in such basic prospectus.

The Annual Reports on Form 18-K would not include certain Schedule B information, such as the description of securities and plan of distribution. In the case of Venezuela's existing shelf registration statement and successors thereto, such information would continue to be included in the applicable basic prospectuses and prospectus supplements (and pricing supplements or "stickers", if applicable) containing the terms of the offering.

2. Venezuela's basic prospectus would contain a description of the securities offered thereby, the plan of distribution, the application of proceeds, Venezuela's debt record, the name and address of Venezuela's authorized agent in the United States and the names and addresses of counsel who will pass upon the validity of the securities. The basic prospectus would incorporate by reference the most recently filed Annual Report on Form 18-K of Venezuela (and all exhibits thereto) and all amendments thereto subsequently filed on Form 18-K/A.

In order to implement the proposal outlined in this letter, the basic prospectus (or the prospectus supplement, if any, circulated together with such basic prospectus) would contain the undertaking to deliver upon request a copy of the Annual Report on Form 18-K and any other information incorporated by reference. Venezuela's shelf registration statement currently includes undertakings identical to the undertakings set forth in Item 512(a)(1), (2) and (3), Item 512(b) and Item 512(i) of Regulation S-K. The undertakings currently included in Venezuela's shelf registration statement obligating Venezuela to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of Venezuela's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, will be modified so as not to apply if the information required is included in a report filed under the Exchange Act that has been incorporated by reference. The agreement to provide legal opinions in post-effective amendments would be modified for the purposes of Venezuela's shelf registration statements so as to permit Venezuela to furnish such opinions by filing an amendment on Form 18-K/A to the Annual Report on Form 18-K.

As a result of the foregoing, except as required by the modified undertakings to be included in Venezuela's registration statements, Venezuela would not be required to file annual post-effective amendments to its Securities Act registration statements.

3. At the time when any registered securities are offered to the public, whether on a delayed offering basis or as part of a continuous offering, the basic prospectus, together with a prospectus supplement or pricing supplement, as appropriate, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus or the most recent Annual Report on Form 18-K, will either be included in (i) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A

amendment that is incorporated by reference in the basic prospectus or (ii) the prospectus supplement itself. Venezuela will, from time to time, amend its Annual Report on Form 18-K through the use of Form 18-K/A to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. Venezuela anticipates that the time of filing of such Annual Report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information that will provide the basis for the Annual Report and amendments. At the present time, it is expected that Venezuela's Annual Report for each fiscal year, which ends December 31, would be filed in September of the immediately following year, at which time Venezuelan financial and statistical information will become available. Amendments to Venezuela's Form 18-K may be made at other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the underwriting terms, any agreement terms, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or amendments thereto on Form 18-K/A.

4. The basic prospectus and prospectus supplement (and pricing supplement, if appropriate) would be delivered to all purchasers of registered securities, and Venezuela would, pursuant to the undertaking to be included in the basic prospectus pursuant to Item 502(c) of Regulation S-K, provide to each recipient of such basic prospectus and prospectus supplement (and pricing supplement, if applicable) who so requests, a copy of the Annual Report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, Venezuela would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its basic prospectus to dealers or prospective investors as contemplated by the Release.

Benefits of the Proposal

We believe this proposal has several benefits to investors and to Venezuela, including the following:

1. Venezuela would be able to use shelf registration procedures more nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415.

2. Up-to-date information with respect to Venezuela would be made available to United States investors by procedures that are significantly less burdensome and expensive than the current system.

3. Since Venezuela would have the most recently available information on file, it would be in a position to obtain access to the United States markets at all times without undue effort or delay.

Timing and Implementation

Venezuela has on file a shelf registration statement in connection with the offering of its debt securities in the United States. Venezuela desires to implement the proposal outlined in this letter by (i) filing its Annual Report on Form 18-K for the year ended 2003 as soon as practicable, which would include the additional information described above that was previously included in the basic prospectus, (ii) filing a post-effective amendment to the current shelf registration statement to provide for the changes to the basic prospectus described herein and for the incorporation by reference of Venezuela's most recent Annual Report on Form 18-K and all subsequent amendments thereto filed on Form 18-K/A and (iii) amending the undertakings in Part II of its registration statement accordingly.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact the undersigned at (202) 942-5575 or my partner, Neil Goodman, at (202) 942-5191.

Very truly yours,

Mark H. Stumpf